CONNER & WINTERS, P.C.
LAWYERS
3700 First Place Tower
15 East 5th Street
Tulsa, Oklahoma 74103-4344
(918) 586-5711

FACSIMILE TRANSMITTAL

CONFIDENTIAL

Date: January 19, 2005   Client/Matter Number: 8689-008

PLEASE DELIVER TO: Matt Franker– (202) 942-9531

FROM: Mark Berman

WRITER'S DIRECT DIAL NUMBER: (918) 586-8961

WRITER'S FACSIMILE NUMBER: (918) 586-8661

Total Number of Pages Including This One: 2

If there are any problems with this transmission
please call Pam Phillips at (918) 586-5698.

COMMENTS: Matt, in connection with our telephone conversation earlier today regarding the comment letter for Global Power Equipment Group Inc., please be advised that we will modify our response letter prior to its submission via Edgar to add the following statement to our response to comment no. 1:

"In addition, the Company confirms supplementally that the aggregate market value of the voting stock held by non-affiliates, based on the closing price of the common stock on December 22, 2004, the last business day prior to the filing of the Registration Statement, as reported by the New York Stock Exchange, exceeded $75 million."

Please call if you need any additional information.

Regards,

Mark Berman

cc: Candice Cheeseman – 274-2367
        Mike Hanson -   274-2355
        Jim Wilson –   274-2355
        Robert Melgaard

CF1-00009917